Sub-Item 77M

                 GENERAL NEW YORK MUNICIPAL BOND FUND, INC.

                                   Mergers

     During the fiscal year ended October 31, 1999, the Registrant was the surviving entity of an exchange transaction with Dreyfus New York Insured Tax Exempt Bond Fund (the "Acquired Fund") as described below.

     On April 12, 1999 and July 21, 1999, the Acquired Fund's Board and the Registrant's Board, respectively, approved an Agreement and Plan of Reorganization (the "Plan") providing for the transfer of all assets, subject to liabilities, of the Acquired Fund in exchange for the Registrant's (the "Acquiring Fund") shares having an aggregate net asset value equal to the aggregate net asset value of the Acquired Fund shares (the "Exchange").

     At a Special Meeting of Shareholders of the Acquired Fund, held on August 4, 1999, shareholders of the Acquired Fund voted to approve the Agreement and Plan of Reorganization. The votes of the Acquiring Fund shareholders were not solicited since their approval or consent was not necessary for the Exchange.

     After the close of business on September 23, 1999, the Exchange was consummated with respect to the Acquiring Fund. The Acquired Fund distributed such Acquiring Fund shares among its shareholders. Each shareholder of the Acquired Fund received Acquiring Fund shares (or fractions thereof) having an aggregate net asset value equal to the aggregate net asset value of the shareholder's Acquired Fund shares as of September 23, 1999. Thereafter, the Acquired Fund was dissolved.